March 16, 2009

Mr. Amit Pande

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Dimeco, Inc. – File No. 000-49639

Form 10-K for the Fiscal Year Ended December 31, 2007

Forms 10-Q for the Quarterly Periods Ended March 31, 2008, June 30, 2008 and September 30, 2008

Dear Mr. Pande,

This letter is in reply to your comments of March 4th regarding the above referenced filings.

Form 10-Q for the Quarterly Period Ended September 30, 2008

Financial Statements

Comment:

1.	We note your response to comment three of our letter dated January 15, 2009. Please provide us with a more comprehensive analysis regarding your consideration of corporate bonds in an unrealized loss position at September 30, 2008, particularly those of which you had concerns such as Ford Motor Credit and CIT Group. In your analysis, please specifically address the following for each security:

•	the terms and maturity of the security;

•	the individual security’s cost basis and market value as of September 30, 2008 and December 31, 2007;

•	how you considered the length of time and the extent to which the market value has been less than cost;

•	your estimate of the time period in which the security will recover its value and your basis for this estimate;

•	how you considered issuer credit ratings and changes in those ratings;

•	the specific analyst discussions you relied on; and

•

your cash flow analysis detailing how you determined the cash flows that would be available to pay on bonds based off of the information contained in issuer financial statements and funding received or expected to be received as government assistance.

Please refer to FSP 115-1 and SAB Topic 5.M.

Comment:

2.	As a related matter, please provide us with an updated analysis of these investments as of December 31, 2008.

Response (for 1. and 2.):

1.2.	Please refer to the attached exhibit which outlines the pertinent details of each bond we considered for other than temporary impairment.

In the case of the Ford Motor Credit bond, management did carefully consider the significant length of time it had been below market value and determined at September 30, 2008 and at December 31, 2008 that the impairment was other than temporary. We believed that the market value of the Ford bond would be temporarily impaired until the financial markets regained confidence in the U. S. automotive industry but since this particular bond was from the credit arm of Ford and was secured by loans on vehicles, we should include national delinquency rates in our analysis. Consumer delinquency rates from our UBPR peer group had increased to 1.62% at September 30 and 1.89% at December 31, ratios that we did not believe significant enough to negatively impact the ability for Ford Motor Credit to make contractual payments on the bond. We had not seen a significant rise in consumer delinquency on our books either. We believed that within one year the bond would recover its value because the government was working on a bailout plan for the automotive industry as of September 30, and had actually committed to assist them at December 31. In reviewing the June 30, 2008 financial statements of Ford (the latest available at September 30, 2008), we noted that the company had cash and cash equivalents of $30 billion and that this amount was reduced to $25 billion at September 30. We noted that Ford did not accept government financing as it was offered and requested a “stand-by” line of credit to support their restructuring. We believed that they would be able to make payments on their debt with that amount of cash along with other sources of cash available to them. At September 30, 2008 this bond was rated B1 by Moody’s and B- by Standard & Poor with the ratings dropping to Caa1 and CCC+ at December 31. Although these are not ratings we would consider for purchase, we understood that a portion of the rating was attributable to the general concerns of the market for the entire automotive industry and that all bonds from this sector were downgraded. Ford began this restructuring long before the automotive crisis began and were actually profitable in the 1st quarter of 2008. The company is concerned about the possibility of another automaker failing because all automakers use the same third party businesses to supply their operations and if one of them fails it will have a ripple effect to these companies thereby affecting the operation of all automakers. Ford has sold two auto lines and is reducing its ownership of Mazda while incorporating lower sales volumes into their plans. Sales of their vehicles in Europe are increasing. Merrill Lynch has included these bonds in their High Yield Master II Index. Ford expects to break even in 2011 (the maturity date of our investment). We have received all interest payments as scheduled in the past with no delinquency. We believe that they will be able to make all contractual payments on this bond. If they were not able to make any interest payments, we would certainly determine that there was other than temporary impairment to the bond.

In the case of the CIT bonds, the first review is of the percentage decline in market value to book value. At September 30, 2008, the value of CIT Group Funding was 83.8% of book which required consideration of the bond being in the other than temporarily impaired status. The CIT Group, Inc. bond was at 92.0% and therefore we were not as concerned about the market value decline. At December 31, the percentage decline was reversed to the CIT Group funding bond being at 91.3% and the CIT Group, Inc. bond at 86.9%. Since the CIT bonds were issued by the same company albeit different divisions, we evaluated them together. CIT is over 100 years old and has weathered other financial market problems with no loss to investors. They did show that they have been able to issue common stock early in 2008 to assist with their liquidity needs and in the fourth quarter of 2008:

•	had negotiated a $500 million financing facility with Wells Fargo Bank

•	announced their expectation of $1.15 billion of regulatory capital based upon the exchange of equity and notes,

•	upsized their common stock offering from $250 million to $300 million,

•	were approved to be a bank holding company and were thereby able to participate in the Treasury’s Capital Purchase Program.

Although the bonds were downgraded in June 2008 from A3Moody’s and A- Standard & Poor’s to Baa1 and A or A-, respectively, they continued to be of investment grade. The market value of the issues dropped as the company began recognizing issues with its troubled mortgage and student loan lending portfolios but it has maintained its core business of lending for heavy equipment, tech equipment and other manufacturing related products which we believe will return the company to previous profitability levels. The market value declines over the past year were considered as issues related directly to their subprime and student loan problems which have been addressed. After consideration of all items listed above, we expect these bonds to recover market value in the second half of 2009, when one will mature. The other bond does not mature until July of 2010 but is still relatively short in duration. Interest payments have always been made on time according to their contractual schedule. We believe that the bonds will continue to make all payments in accordance with their contractual obligations.

The Dime Bank had the intent and ability to hold these bonds to maturity. We have no history of selling bonds and had a large selection of other bonds which could be sold at a gain if needed for liquidity purposes.

Comment:

3.	We note your response to comment two of our letter dated January 15, 2009. Although the amount of unrealized losses relative to amortized cost of the total portfolio may not appear quantitatively significant, an increased in unrealized losses from gross unrealized losses of $149 thousand at December 31, 2007 to $1.1 million at September 30, 2008 appears significant and significantly impacted other comprehensive income such that disclosure pursuant to paragraph 19 of SFAS 115 would not appear to be merely duplicating disclosure contained in your December 31, 2007 10-K and would provided meaningful disclosure to investors. To the extent that significant changes in unrealized gains and losses on investments occur during quarterly periods, please confirm that you will include the disclosure of paragraph 19 of SFAS 115 in future Forms 10-Q.

Response:

3.	In future filings of Form 10-Q we will include the disclosure of paragraph 19 of SFAS 115 when there are significant changes in unrealized gains and losses.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Risk Elements, page 17

Comment:

4.	We note your response to comment four of our letter dated January 15, 2009 indicating that you included one loan for $298,000 in both the nonaccrual and impaired loan totals at December 31, 2007 in your Form 10-K. Please clarify for us whether the loan was in fact on nonaccrual status at December 31, 2007.

Response:

4.	Yes, the impaired loan in the amount of $298,000 was also in nonaccrual status at December 31, 2007.

Comment:

5.	In your supplementally provided schedule of nonperforming loans included in your response as Attachment re: Item 5, we note that the total amount of loans on nonaccrual status as of December 31, 2007 and September 30, 2008 do not agree with the amount of loans on nonaccrual basis as disclosed on page 17 of your September 30, 2008 Form 10-Q but do agree with the amount of loans in nonaccrual status as reported on your FFIEC Call Report as of December 31, 2007 and September 30, 2008, respectively. Please confirm to us that all of the loans that are placed on nonaccrual status as of December 31, 2007 and subsequent quarter ends are reported as loans accounted for on a nonaccrual basis n your filings. In addition, clarify for us the reasons for the apparent discrepancies between what is reported in your September 30, 2008 Form 10-Q, the supplementally provided schedule of nonperforming loans in your response, and your FFIEC Call Reports.

Response:

5.	All loans that were placed on nonaccrual status as of December 31, 2007 and all subsequent quarter ends were reported as either nonaccrual or impaired, with the impaired status loans listed as a separate category of troubled debt that was in nonaccrual status. It is very unusual for a loan to be impaired as per FAS-114, Accounting by Creditors for Impairment of a Loan, and not be in nonaccrual status. We believed that we were providing more informative disclosure by classifying the loans in this manner but agree with you that the presentation according to Guide 3 does not suggest that format. The FFIEC Call Report format does not consider impaired status of loans in their instructions and therefore those impaired loans were listed in the nonaccrual category only in that filing also. We will continue to use the classification format as provided in my February 6, 2009 response to your letter of January 15, 2009 for all future filings.

Comment:

6.

We note your response to comment five of our letter dated January 15, 2009. Although the amount of nonperforming assets relative to total loans and total assets at September 30, 2008 may not appear quantitatively significant, a 38% reduction in nonperforming assets at September 30, 2008 compared to December 31, 2007 appears significant such that disclosure of the loan portfolio risk elements consistent with Item II.C of Industry Guide 3 would not appear to be merely duplicating disclosure contained in your December 31, 2007 10-K but would provide meaningful disclosure to your investors. As changes in nonperforming assets are integral to understanding changes in a bank’s asset quality and financial condition, please confirm that you will provide tabular disclosure of risk elements consistent with Item III.C of Industry Guide 3 in future Forms 10-Q.

Response:

6.	In future filings we will provide tabular disclosure of risk elements consistent with the format described in Item III.C of Guide 3.

Comment:

7.	We note your response to comment size of our letter dated January 15, 2008. Although the amount of net charge-offs relative to average loans at September 30, 2008 may not appear quantitatively significant, having charge-offs in the nine months ended September 30, 2008 that are about double the charge-offs for all of 2007 appears significant such that disclosure of your charge-offs and recoveries would not appear to be merely duplicating disclosure contained in your December 31, 2007 10-K but would provide meaningful disclosure to investors. As charge-offs and recoveries are integral to understanding a bank’s financial condition and results of operations, please confirm that you will provide a summary of loan loss experience in future Forms 10-Q.

Response:

7.	We will provide the summary of loan loss experience in future Forms 10-Q.

Form 8-K filed January 22, 2009

Exhibit 99 – Press Release for Fourth Quarter 2008 Earnings

Comment:

8.	We note that your allowance for loan loss to total loans ratio is 1.42% and your nonperforming assets to total assets ratio is 1.81% at December 31, 2008. Please tell us and in your next Form 10-K disclose the reasons why your allowance for loan losses relative to total loans decreased while net charge-offs and non-performing assets significantly increased at December 31, 2008 compared to December 31, 2007. In addition, describe the nature of non-performing assets and the reasons for the significant increase in non-performing assets in the fourth quarter of 2008.

Response:

8.

Included in the footnotes to the financial statements are schedules which include the total loans which were past due 90 days or more or in nonaccrual and/or impaired status at the end of each year. At December 31, 2008 we classified one loan as impaired in the amount of $267 thousand. At December 31, 2007, there were two loans in impaired status totaling $1,023 thousand. One of these loans in the amount of $653 thousand was paid down by $125 thousand and the remainder charged off in first half of 2008, thereby adding to the increase in charged off loans in 2008. We had included $337 thousand in the December 31, 2007 allowance for loan losses in relation to this loan. However, at December 31, 2008 the level of loans past due 90 days or more was $5,864 thousand, a significant increase over similar balances one year earlier.

Three commercial loan customers’ balances make up 83.5% of this total. These loans are well secured by real estate, with loan to value ratios below our required standards. Management does not believe that we have any one loan that would require a material charge to the allowance for loan losses. Loans in nonaccrual status were $389 thousand at December 31, 2008. The majority of these loans were secured by real estate and in the process of collection.

The remaining loans which were charged off during 2008 had varying amounts included in the allowance for loan losses at December 31, 2007. By taking the action to charge off these loans, it was not necessary to include these loans in the consideration of the appropriate level of the allowance at December 31, 2008.

Many factors are considered in the calculation of the appropriate level for the allowance including information collected from the loan review process, current economic indicators both on a local and national level and the historical rate of delinquency for our loan portfolio along with other statistical and subjective information.

I hope that these responses answer all of your questions and concerns regarding our filings. I will consider your inquiries when preparing future filings.

Sincerely,

/s/ Maureen H. Beilman
Maureen H. Beilman Chief Financial Officer